 1 First Quarter 2021 Results LISTED CORR NYSE May 11, 2021

 2 Disclaimer Forward Looking Statements This presentation contains certain statements that may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and  Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included herein are "forward-looking statements."  Although CorEnergy believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties,  and these expectations may prove to be incorrect. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a  variety of factors, including, among others, failure to realize the anticipated benefits of the Crimson Transaction or Internalization (as further described in this  presentation); the risk that CPUC approval is not obtained, is delayed or is subject to unanticipated conditions that could adversely affect CorEnergy or the expected  benefits of the Crimson Transaction, risks related to the uncertainty of the projected financial information with respect to Crimson, the failure to receive the required  approvals by existing CorEnergy stockholders; the risk that a condition to the closing of the Internalization may not be satisfied, CorEnergy’s ability to consummate the  Internalization, and those factors discussed in CorEnergy’s reports that are filed with the Securities and Exchange Commission. You should not place undue reliance  on these forward-looking statements, which speak only as of the date of this presentation. Other than as required by law, CorEnergy does not assume a duty to  update any forward-looking statement. In particular, any distribution paid in the future to our stockholders will depend on the actual performance of CorEnergy, its  costs of leverage and other operating expenses and will be subject to the approval of CorEnergy’s Board of Directors and compliance with leverage covenants. Non-GAAP Financial Measures This document includes certain non-GAAP financial measures that are not prepared in accordance with accounting principles generally accepted in the United States  (“GAAP”) and that may be different from non-GAAP financial measures used by other companies. CorEnergy believes that the use of these non-GAAP financial  measures provides an additional tool for investors to use in evaluating the Crimson Transaction. These non-GAAP measures should not be considered in isolation  from, or as an alternative to, financial measures determined in accordance with GAAP. Additionally, to the extent that forward-looking non-GAAP financial measures  are provided, including EBITDA, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent  difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.

 3 Disclaimer Additional Information and Where to Find It The issuance of CorEnergy common stock upon conversion of CorEnergy preferred stock in connection with the Crimson Transaction as described in this  presentation (the “Stock Issuance”) and the Internalization will be submitted to the stockholders of CorEnergy for their consideration. In connection with the Stock  Issuance and Internalization, CorEnergy intends to file a proxy statement and other documents with the SEC. INVESTORS AND CORENERGY STOCKHOLDERS  ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) REGARDING THE STOCK ISSUANCE  AND INTERNALIZATION AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR  ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE STOCK ISSUANCE AND  INTERNALIZATION. The proxy statement and other relevant documents (when they become available), and any other documents filed by CorEnergy with the SEC  may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by  CorEnergy through its website at corenergy.reit. The information on CorEnergy’s website is not, and shall not be deemed to be a part hereof or incorporated into this  or any other filings with the SEC.  You may also request them in writing, by telephone or via the Internet at: CorEnergy Infrastructure Trust, Inc., Investor Relations, 877-699-CORR (2677),  info@corenergy.reit.  Participants in the Solicitation CorEnergy, the Manager and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from  CorEnergy’s stockholders in respect of the Stock Issuance and Internalization. Information about CorEnergy’s directors and executive officers is available in  CorEnergy’s definitive proxy statement, prepared in connection with CorEnergy’s 2020 annual meeting of stockholders and will be set forth in the proxy statement in  respect of the Stock Issuance and Internalization when it is filed with the SEC. Other information regarding the persons who may, under the rules of the SEC, be  deemed participants in the solicitation of proxies from CorEnergy’s stockholders in connection with the Stock Issuance and Internalization, including a description of  their direct or indirect interests, by security holdings or otherwise, in CorEnergy will be set forth in the proxy statement in respect of the Stock Issuance and  Internalization when it is filed with the SEC. You can obtain free copies of these documents, which are filed with the SEC, from CorEnergy using the contact  information above.

 4 1Q 2021 – Building a Critical Infrastructure Platform Completed Crimson Midstream Strategic Combination • CPUC regulated owner/operator of ~2,000 miles of critical California  pipeline infrastructure • Diverse, creditworthy customer base critical to California’s energy  economy • Difficult to replace rights of way provide significant additional value  and new opportunities • Capable of addressing current and emerging energy infrastructure  needs, including the energy transition Strengthened Dividend Coverage and Alignment • Improved balance sheet and coverage of debt and preferred  obligations  • Crimson Transaction and Manager Internalization increase  alignment with stockholder interests • Subordination features of the transaction equity prioritize common  equity holders

 5 2021 Strategic Priorities • High quality customers to provide relatively predictable  revenue due to cost-of-service rate making processes • Generating cash flow to proactively deleverage the balance  sheet and increase cash available for distribution to  stockholders • Executing a vision for the long-term CorEnergy platform to  include acquiring additional assets through both asset- and  platform-level expansion opportunities • Positioning CorEnergy to participate in the long-term energy  transition process while seeking to maximize economic  returns from current critical assets

 6 CorEnergy First Quarter 2021 Overview Refer to end notes and reconciliations in the included appendix First Quarter 2021 Highlights • $8.1 million adjusted EBITDA ‒ Includes only 2 months of Crimson • $(4.3) million CAD, includes $6.1 million of transaction expenses • Dividends and Distributions declared: ‒ 7.375% Series A Preferred  ‒ 9.0% Class A-1 Units (Series C Preferred) ‒ 4.0% Class A-2 Units (Series B Preferred) ‒ Intended to be paid in-kind ‒ $0.05/share Common Stock ‒ Class A-3 Units (Class B Common Stock) ‒ Only eligible after April 1, 2021 ‒ Subordinated, require >1.25x common coverage to pay • All 2021 Common Stock and Preferred Stock dividends expected to  be characterized as Return of Capital for tax purposes • Additional capital structure details are included in the appendix Q1 Summary Operating Results Average Daily Crude Oil Volume (kbpd) Q2 2020 Q3 2020 Q4 2020 Q1 2021  -  50  100  150  200  250  224  208  202  198

 7 Operating Outlook • Revenue expected to be $130-$135 million annualizing both CORR’s legacy assets and Crimson’s assets for the second  half 2021 • Approximately $2.0 million of pro forma SG&A savings from estimated management fee of $5.5 million1  • Combined Adjusted EBITDA of $50-$52 million on an annualized basis, beginning in the second half of 2021  • Maintenance capital expenditures expected to be in the range of $10-$11 million • Initial annual dividend of $0.20, increasing to $0.35-$0.40 upon a return to pre-COVID market conditions in California, with  near term commercial opportunities providing upside3 • Term Loan amortization scheduled at $8.0 million per year facilitates deleveraging to a target of < 4.0x Adjusted EBITDA  by FYE 20222 to create financial flexibility and reduce risk CorEnergy Outlook 1. Investors and CorEnergy stockholders are urged to read the proxy statement (including all amendments and supplements thereto) regarding the stock issuance and internalization and other  documents relating to the transactions that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the stock  issuance and internalization. 2. 2021 EBITDA will be reconciled to GAAP metrics in periodic reports 3. Common stock dividends are subject to approval by the board of directors

 8 For additional information: CorEnergy Infrastructure Trust, Inc.  Investor Relations Debbie Hagen or Matt Kreps 877-699-CORR (2677) info@corenergy.reit

 9 End Notes and Reconciliations 1. Expense excluding Depreciation, amortization and ARO  accretion expense of $2.9 million and Special Items is reconciled  in the table at right. Expense also excludes the Loss on  Impairment and Disposal of Leased Property ($5.8 million) and  loss on on termination of lease ($166 thousand) 2. Adjusted EBITDA excludes special items of $6.1 million which  are not representative of on-going operations. Reconciliation of  Adjusted EBITDA, as presented, to Net Loss is included in the  table at right. Management uses Adjusted EBITDA as a measure  of operating performance. Adjusted EBITDA represents net  income (loss) adjusted for items such as loss on impairment of  property; (gain) loss on disposal of property; deferred rent  receivable write-off; (gain) loss on extinguishment of debt and  transaction-related costs. Adjusted EBITDA is further adjusted for  depreciation, amortization and ARO accretion expense; income  tax expense (benefit) and interest expense.

 10 First Quarter 2021 Financial Results 3. Reconciliations of Net Cash Used In Operating Activities and  CAD, as presented, are included in the table at right.  Management uses CAD as a measure of long-term sustainable  performance. CAD is a non-GAAP measure.

 11 First Quarter 2021 Financial Results 4. Adjusted Net Income excludes special items of $6.1 million  which are not representative of on-going operations; however  CAD has not been so adjusted. Reconciliations of Adjusted Net  Income and CAD, as presented, to Net Loss are included in the  table at right. Management uses CAD as a measure of long-term  sustainable performance. Adjusted Net Income and CAD are non -GAAP measures. Adjusted Net Income represents net income  (loss) adjusted for loss on impairment of property; (gain) loss on  disposal of property; deferred rent receivable write-off; (gain) loss  on extinguishment of debt and transaction-related costs. CAD  represents Adjusted Net Income adjusted for depreciation,  amortization and ARO accretion expense; amortization of debt  issuance costs and income tax expense (benefit) less transaction  related costs; maintenance capital expenditures; preferred  dividend requirements and mandatory debt amortization.

 12 Liquidity and Capitalization (1) Long-term debt is presented net of discount and deferred financing costs.

Prospective Forward-Looking Capitalization Table (as of March 31, 2021)

	March 31, 2021 Actual[1]	Prospective Adjustments[2]	Prospective for Non-Controlling Interest Reorg. and Internalization	Prospective Adjustments[3]	Prospective for Non-Controlling Interest Conversion
Cash and Cash Equivalents	$ 18,839,994	$ -	$ 18,839,994	$ -	$ 18,839,994
Debt					
Revolving Credit Facility	25,000,000	-	25,000,000	-	25,000,000
Long-Term Debt (including current maturities)[4]	193,440,040	-	193,440,040	-	193,440,040
Total Debt	218,440,040	-	218,440,040	-	218,440,040
Redeemable Equity					
Redeemable Series C Preferred Stock	-	38,442,604	38,442,604	(38,442,604)	-
Redeemable Series B Preferred Stock	-	59,949,960	59,949,960	(59,949,960)	-
Total Redeemable Equity	-	98,392,564	98,392,564	(98,392,564)	-
Stockholders' Equity					
Preferred Stock					
Series A Preferred Stock	125,270,350	4,255,325	129,525,675	42,904,300	172,429,975
Total	125,270,350	4,255,325	129,525,675	42,904,300	172,429,975
Common Stock					
Common Stock	13,652	1,154	14,806	-	14,806
Class B Common Stock	-	3,134	3,134	8,675	11,809
Additional Paid-In Capital	336,750,132	32,635,906	369,386,038	59,937,054	429,323,092
Retained Deficit	(327,926,126)	-	(327,926,126)	-	(327,926,126)
Total	8,837,658	32,640,194	41,477,852	59,945,729	101,423,581
Non-controlling interest	116,928,344	(116,928,344)	-	-	-
Total Stockholders' Equity	$ 251,036,352	$ (80,032,825)	$ 171,003,527	$ 102,850,029	$ 273,853,556
Total Capitalization	$ 469,476,392		$ 487,836,131		$ 492,293,596
Shares Outstanding[5]					
Common Stock	13,651,521	1,153,846	14,805,367	-	14,805,367
Class B Common Stock	-	3,133,903	3,133,903	8,675,214	11,809,117
Total Shares Outstanding	13,651,521	4,287,749	17,939,270	8,675,214	26,614,484

(1) The non-controlling interest reflects the Grier Members' equity consideration for the A-1, A-2 and A-3 units representing a 50.50% interest in Crimson. Subject to CPUC regulatory approval and certain stockholder approvals, these units are convertible into certain CorEnergy securities as illustrated in the prospective adjustments above.

(2) The increase in Series A Preferred Stock, Common Stock and Class B Common Stock reflect the prospective adjustment for the equity consideration outlined in the Internalization agreement. The Internalization agreement is subject to stockholder approval before such equity consideration can be issued. Refer to Part I, Item 1, Note 9 ("Management Agreement") in the Q1 2021 Form 10-Q for further details on the Internalization. Further, the prospective adjustments also reflect the Grier Members' conversion of the non-controlling interest presently represented by their A-1, A-2 and A-3 units into Series C Preferred Stock, Series B Preferred Stock and Class B Common, respectively. Such conversions are subject to receiving CPUC approval and, in case of the further conversion of Series B Preferred to Class B Common Stock, approval by our stockholders and are at the election of the holders. Further, we do not expect the holders to exercise their conversion rights all at once due to the income tax consequences arising from such conversions. We cannot predict when the holders will elect to convert or if they will elect to convert at all.

(3) The increase in the Series A Preferred Stock assumes the Grier Members elect to convert their Series C Preferred Stock. The increase in Class B Common Stock assumes stockholder approval is received allowing the Grier Members to convert the Series B Preferred Stock to Class B Common Stock.

(4) Long-term debt is presented net of discount and deferred financing costs.

(5) The shares outstanding do not include the impact of in kind dividends declared by the CorEnergy Board of Directors on the Series B Preferred.

CORENERGY

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